SECU[...] 15027314 [...]SSION

RECEIVED SEC MAIL PROCESSING SECTION JUL 27 2015 WASH., D.C. 196

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SEC FILE NUMBER
~~8-24792~~

53126

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING April 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

Instream Partners LLC

1775 Woodside Rd, Suite 101

(No. and Street)

Redwood City	**CA**	**94061**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Schlesinger **650-995-7696**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Edward Richardson, CPA

(Name – *if individual, state, last, first, middle name*)

15565 Northland Drive , Suite W 508	**Southfield**	**MI**	**48075**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

Ty 7/21

Ty

OATH OR AFFIRMATION

I, **John Duden** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Instream Partyners LLC**, as of **April 30, 2015**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Subscribed and sworn to before me
this 14th day of July 2015

Notary Public

KAREN C. MURPHY
COMM. #1999043
Notary Public California
Alameda County
My Comm. Expires Nov. 23, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditors Report

Edward Richardson Jr., C.P.A.

15565 Northland Drive, Suite W 508

Southfield, MI 48075

248-559-4514

Independent Auditor's Report

Board of Directors

Instream Partners, LLC

545 Middlefield Road, Suite 150

Menlo Park, CA 94025

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Instream Partners, LLC as of July 14, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of InStream Partners, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instream Partners, LLC as of July 14, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Instream Partners, LLC financial statements. Supplemental Information is the responsibility of Instream Partners, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and the standards of the Public Company Accounting Oversight Board. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA

Southfield, MI. 48075

July 14, 2015

InStream Partners LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended April 30, 2015

ASSETS

CURRENT ASSETS	
Cash on Hand	$ 100
Cash in Bank	2,052
Accounts Receivable	175,177
Advances to Officers	229,695
TOTAL ASSETS	$ 407,024

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 156,215
Total Liabilities	156,215
MEMBERS' EQUITY	
Members' Equity	250,809
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 407,024

The accompanying notes are an integral part of these financial statements.

InStream Partners LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended April 30, 2015

Revenues:	
Consulting, advisory and transaction fees	$ 1,657,829
Reimbursed Expenses	88,061
Other	25
Total revenues	1,745,915
Expenses:	
Consulting and advisory fee commissions	1,427,927
Professional fees	25,620
General and administrative	47,180
Taxes	6,336
Rent	10,643
Licenses, fees and other	10,163
Total expenses	1,527,869
Net income	$ 218,046

The accompanying notes are an integral part of these financial statements.

InStream Partners LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended April 30, 2015

Cash flows from operating activities:	
Net income	$ 218,046
Adjustments to reconcile net income to net cash Provided by operating activities:	
Increase in commissions receivable	(158,627)
Decrease in accounts payable	148,216
Net cash provided by operating activities	207,634
Cash flows from investing activities:	
Decrease in pre-paid insurance	721
Decrease in fixed assets	3,558
Net cash provided by investing activities	4,279
Cash flows from financing activities:	
Member Contributions	13,697
Member Distributions	(246,384)
Net cash provided by financing activities	(232,687)
Net cash increase for period	(20,773)
Cash at beginning of period	22,925
Cash at end of period	$ 2,152

The accompanying notes are an integral part of these financial statements.

InStream Partners LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for 16 month period ended April 30, 2015

Members' equity, beginning of period	$ 265,450
Plus: Net Income	$ 218,046
Plus: Member Contributions	$ 13,697
Less: Member Distributions	$ (246,384)
Members' equity, end of period	$ 250,809

The accompanying notes are an integral part of these financial statements.

InStream Partners LLC

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended April 30, 2015

There are no Subordinated Liabilities

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Instream Partners, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The ("Company") was formed as a California Limited Liability Company in December 1, 2000.

The National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. In January, 2015, the Company requested and received approval from FINRA to change its fiscal year end from December 31 to April 30.

Description of Business

The Company, located in Menlo Park, CA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company provides investment banking services with a focus on middle market growth companies.

The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company maintains its cash on bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is mot exposed to any significant credit risk on cash.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Accounts Receivable from clients are stated at the amount management expects to collect from

Outstanding balances based on its assessment it of the current status of individual accounts. Doubtful accounts are periodically reviewed for collectability and are written of when all collections effort have been exhausted

Revenue Recognition

Consulting, advisory and transactions fees from providing merger and acquisition advice, general corporate financial advisory services and raising capital for public and private companies are recorded when earned as per the terms of the respective contracts.

Commission revenues are recorded by the Company on the settlement date reported by the clearing broker with whom it does business.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

For the year ended April 30, 2015, four customers accounted for approximately 87% of the Company's total consulting, advisory and transaction fees income.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

InStream Partners LLC
Notes to Financial Statements
As of and for the Year-Ended April 30, 2015

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended April 30, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purpose and its income is allocated to the member for inclusion in the member's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax position that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2008.

For federal income tax purposes, Instream Partners, a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Consulting and Advisory Fee Commissions

The Company pays consulting and advisory fee commissions to its registered representatives as a percentage of revenue earned. Consulting and advisory fees commission expense and payable is recorded when services are provided and the corresponding revenue is recorded.

Concentrations

The company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown, but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires to maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2015, the Company had net capital of $21,014, which was $10,610 in excess of its required net capital of $10,404. The Company's aggregate indebtedness to net capital ratio was 74.34% to 1.

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – CAPITALIZATION AND DISTRIBUTION

The Company has three classes of members. Class B members have priority over Class A and Class C members with the respect to return of capital and distributions. Class B members are entitled to distributions of 1% of gross revenue for every $10,000 invested as capital. Class C members are entitled to a distribution of .5% for each $10,000 invested as capital. The Class A

Members are entitled to the remaining profit or loss. A members' liability is equal to their respective capital contribution.

Under the Company's amended Operating Agreement, no Class C member is either required or permitted to make additional capital contributions.

NOTE E – LEASE OBLIGATION

The Company operated from a leased office space in Menlo Park, California. The lease expired on February 28, 2013 and was extended for another two years. Under the terms of the lease agreement, the Company is charged a monthly base rent and is allocated its share of direct expenses. While the Company is a signatory on the lease, only 25% of the total rent expense is allocated to the Company with the remainder allocated to and paid by the Special Registered Rep.

The Company's future minimum lease payments on the non-cancelable are as follows:

Year Ending December 31,	Company State	Special Registered Rep Share	Total
2014	$ 14,800	$ 44,500	$ 59,350
2015	2,500	7,050	10,000
	$ 30,000	$ 90,000	$ 120,000

For 2015, the Company paid a total of $97,709 in gross rent, of which $78,615 was allocated to and paid by the Special Registered Rep and $19,094 was recorded as rent expenses by the Company in the accompanying statement of operations.

The Company leases office space from its member. The amount of rent under this arrangement in April 30, 2015 was $19,094 for the year.

NOTE F – TRANSACTIONS WITH AFFILIATE

Effective January 1, 2011, the Company entered into an agreement with one of its registered representatives (the "Special Registered Rep") under the Special Registered rep pays the Company for certain operating expenses of the Company. Under the terms of the agreement, the Special Registered Rep pays for the Company 50% for all FINRA-related expenses and audit fees, and 75% for other operating expenses including rent, accounting services, insurance and taxes as well as other non-FINRA office expenses. Operating expenses reported in the accompanying statement of operations are net of payments from the Special Registered Rep.

For the period ending April 30, 2015, commissions paid to the Special Registered Rep totaled $516,275 and reimbursements from the Special Registered Rep for expenses totaled $79,792.

For the period ending April 30, 2015, the Company advanced $246,384 to the sole member and the officer of the Company. The Company does not charge any interest on this advance.

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through July 14, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

InStream Partners LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30, 2015

Computation of Net Capital

Members' Equity		$ 250,808
Non-Allowable Assets		
Advances to Member	$ 229,795	
Total Non-Allowable Assets	$ 229,795	
Net Allowable Capital		$ 21,014

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 10,414
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	10,414
Excess Net Capital	10,599

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 156,216
Percentage of Aggregate Indebtedness to Net Capital	743.40 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of April 30, 2015	$ 21,014	
Adjustments		
Increase (Decrease) in Equity	0.00	
(Increase) Decrease in Non-Allowable Assets		0.00
Net Capital per Audit	$ 21,014	
Reconciled Difference	0.00	

InStream Partners LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended April 30, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30, 2015, the Company had net capital of $21,014 which was $10,599 in excess of its required net capital of $10,414. The Company's net capital ratio was 743.40%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended April 30, 2015

Edward Richardson Jr., CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

Board of Directors

Instream Partners, LLC

545 Middlefield Road, Suite 150

Menlo Park, CA 94025

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to April 30, 2015, which were agreed to by Instream Partners, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Instream Partners, LLC, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Instream Partners, LLC.'s management is responsible for Instream Partners, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $2,889.77on April 30, 2015.

2. Compared audited Total Revenue for the period of January 01, 2014 through the April 30, 2015 with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Instream Partners, LLC. had no balance due.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

July 14, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

InStream Partners LLC
1775 Woodside Road, Suite 101
Redwood City, CA 94061

InStream Partners LLC Exemption Report

InStream Partners LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. p240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. p240.15c-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. p240.15c-3 under the following provisions of 17 C.F.R. p240.14c3-3(k)(2)(i).

The Company met the identified exemption provisions in p240.15c-3(k) throughout the most recent fiscal year ended April 30, 2015, without exception.

I, John Durden, swear and affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Financial Principal

Date: July 10, 2015

InStream Partners LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30, 2015

Auditor's Report on Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

July 14, 2015

Board of Directors

Instream Partners, LLC

545 Middlefield Road, Suite 150

Menlo Park, CA 94025

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Instream Partners, LLC. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Instream Partners, LLC., claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Instream Partners, LLC., stated that Instream Partners, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception Instream Partners, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Instream Partners, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA